Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-266633 on Form F-10, Registration Statement No. 333-258770 on Form F-3D and Registration Statement Nos. 333-125486,     333-181463 and 333-268186 on Form S-8 and to the use of our reports dated February 9, 2023 relating to the financial statements of TELUS Corporation (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2022.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 9, 2023